

October 7, 2010

Peter Goldstein, President
GSP-1, Inc.
GSP-2, Inc.
650 Sweet Bay Avenue
Plantation, Florida 33324

Re: GSP-1, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 28, 2010
File No. 000-54070

GSP-2, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 28, 2010
File No. 000-54071

Dear Mr. Goldstein:

We have reviewed the above filings and the letter dated September 28, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form of Acquisition, page 3

1. We note your disclosure in response to comment four from our letter dated September 24, 2010. Please expand your second paragraph to also provide the date that each company's registration statement became effective and indicate, if true, that only China Renewable Energy Holdings, Inc has generated any revenues since inception. Further, please provide a prominent risk factor discussing, or revise the second risk factor on page 6 to disclose, Mr. Goldstein's potential inherent conflict of interest and indicate that there are no parameters governing the allocation of any opportunities that may develop to GSP-1 or GSP-2. In this regard, we note that you do not intend to present acquisition targets to entities other than GSP-1 or GSP-2. Please discuss how and under what circumstances that intention may

change and indicate whether you have any parameters in place governing any such change in intent. Please also include a cross-reference to this new risk factor under "Form of Acquisition."

Risk Factors, page 6

2. We note your response to comment three from our letter dated September 24, 2010. We note that you will advise stockholders of a business combination by proxy statement rather than by a post-effective amendment. Please revise this risk factor to indicate that you will advise stockholders of a business combination by post-effective amendment or tell us why it is not appropriate for you to do so. Please refer to Rule 419 of the Securities Act.

3. Also, you indicate in the same risk factor that the deposited securities may be released "at the same time or after the escrow agent has received a signed representation…" Please revise to clarify that both the securities and funds will be released only at the same as or after the events occur that are listed in Rule 419(e)(3) of the Securities Act. Currently, your disclosure seems to imply that the funds and securities could be released before one of the events occur listed in Rule 419(e)(3) of the Securities Act as long as the fund and securities are released at the same time.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin
Via facsimile